FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 7 DATED MARCH 1, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004

     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 1 to the Prospectus, dated September 9, 2004, Supplement No. 2 to the Prospectus, dated September 23, 2004, Supplement No. 3 to the Prospectus, dated October 20, 2004, Supplement No. 4 to the Prospectus, dated November 23, 2004 and Supplement No. 5 to the Prospectus, dated February 1, 2005. Cumulative Supplement No. 6, dated February 22, 2005, superseded and replaced all prior Supplements to the Prospectus and was filed with the Securities and Exchange Commission (“SEC”) as part of a post-effective amendment to our registration statement that has not yet been declared effective. When such post-effective amendment is declared effective by the SEC, this Supplement will be delivered with Supplement No. 6 and the Prospectus, and should be read in conjunction therewith. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.

     The purposes of this Supplement are as follows:

•	to describe the status of the offering of common shares in Hines REIT; and

•	to provide information regarding the dividends recently declared by our board of directors for the month of March 2005.

Status of Offering

     As of February 28, 2005, we had received gross offering proceeds of $39,872,969 from the sale of 4,010,285 of our common shares, including $46,838 of gross proceeds related to the sale of 4,930 common shares pursuant to our dividend reinvestment plan, and $145,000 of gross proceeds being held in escrow related to subscriptions for 14,500 shares received from Pennsylvania investors. After payment of selling commissions, dealer manager fees and acquisition fees, $46,454,659, representing substantially all of the net proceeds of our public offering and the $10,000,000 contributed to the Operating Partnership by HREH, has been paid to affiliates of Hines to acquire interests in the Core Fund. As of February 28, 2005, 195,989,715 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.

     As of February 28, 2005, Hines REIT owns 56,629.482 units in the Core Fund, representing a 18.78% non-managing general partner interest. We acquired 21,629.482 of these units on February 1, 2005 from an affiliate of Hines at the original price paid by the seller, or $1,000 per unit, resulting in a total purchase price of $21,629,482. The total amount we applied to the purchase price of these units on the date of purchase was $2,492,000. We agreed to pay the remaining $19,137,482 of deferred purchase price for these units as we receive additional offering proceeds. As of February 28, 2005, $10,174,823 of the deferred purchase price for these units remains unpaid.

Dividends Declared by Hines REIT’s Board of Directors

     On February 28, 2005, our board of directors declared dividends for the month of March 2005. In late December 2004, our board of directors declared dividends for the month of January 2005, and in late January our board of directors declared dividends for the month of February 2005. The declared dividends will be calculated based on shareholders of record each day during each month and will equal a daily amount that, if paid each day for a 365 day period, would equal a 6.0% annualized rate of return on an investment of $10.00 per share. These dividends will be aggregated and paid in cash in April 2005.